Exhibit 99.1

Medicure to Announce Q1 2016 Financial Results on May 11, 2016

WINNIPEG, May 4, 2016 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, will release financial results for the first quarter ended March 31, 2016 after market close on Wednesday, May 11, 2016. Medicure will hold a conference call and webcast regarding the results on Thursday, May 12 2016, at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's Q1 2016 Results

Call date:  Thursday, May 12, 2016

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   (Canada Toll: 1 (416) 216-4169)

United States toll-free:  1 (888) 545-0687

Passcode:  8920023 #

Webcast:    This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the company in advance. Management will accept and answer questions related to the financial results and its operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the company's website.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit: http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Medicure Inc.

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 19:00e 04-MAY-16